Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Set forth below is a transcript of the Intuitive Machines Analyst Day held on December 8, 2022 discussing the proposed business combination (the “Business Combination”) between Inflection Point Acquisition Corp. (“Inflection Point”) and Intuitive Machines, LLC (“Intuitive Machines”), as well as the business of Intuitive Machines and its future outlook.

Ujjal Basu Roy – ICR (00:00:52):

Before we start I would like to remind you that the discussions during this presentation will include forward-looking statements within the meaning of the federal securities laws, and that actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to certain risks, uncertainties and assumptions. The factors that could cause actual results to differ are discussed in the registration statement on Form S-4 filed by Inflection Point Acquisition Corp. with the SEC, as amended, under the caption “Risk Factors” and in Inflection Point Acquisition Corp.’s other SEC filings. We undertake no obligation to revise any statements to reflect changes that occur after this presentation. The discussions during this call will also include certain financial measures that were not prepared in accordance with generally accepted accounting principles. These non-GAAP measures should be considered in addition to and not as a substitute for or in isolation from our GAAP results.

(00:01:42):

Reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in Inflection Point Acquisition Corp.’s SEC filings. The investor presentation which will be filed today can also be found on the Intuitive Machines investor website at https://www.intuitivemachines.com/investors.

There will be Q&A at the end of presentation. If you have a question please raise your “virtual” hand and I will unmute you to ask your question. I would now like to turn it over to Michael Blitzer, Co-CEO of Inflection Point Acquisition Corp. But before that we will play an introductory video.

*Beginning of video*Speaker 2 (00:02:25):

Limit the limits were made to be tested. We’ve been testing the limits of innovation since 1938 beyond barriers beyond glass ceiling. And for the first time beyond our atmosphere it was NASA space blankets that helped inspire our omni heat reflective technologies. And now we’re sending omni heat infinity into space and all the way to the moon.

Speaker 3 (00:02:53):

We are taking the very best of Columbia technology, the very best of our technology and we’re actually expanding on what we both can do together. We’re partnering with Intuitive Machines to send the Nova-C lander to the surface of the moon returning for the first time in 50 years, the spacecraft will incorporate Columbia’s omni heat, infinity thermal reflective technology to help protect it from the extreme temperatures of space. Testing limits is all about pushing boundaries, getting beyond what we think is possible and I think this partnership is exactly what was needed in order to do that. Going to space will lead to new insights, which will ultimately lead to new material innovations

Speaker 2 (00:03:37):

So we can go further than mankind has ever gone before together as humankind because even though we’ve been testing the limits of innovation since 1938, we’re just getting started. They say the sky is the limit. The limit.

*End of video*

Steve Altemus, Co-Founder, President and CEO of Intuitive Machines (00:04:00):

Well that’s interesting Ujjal, it’s the shows an interesting strategic partnership with Columbia. Not quite the video we we’re looking for, but I think we have another one that talks about Artemis program that we’ll hear after Mike Blitzer’s comments. So Mike, why don’t you, CEO and of Inflection Point and sponsored Kingstown Capital, talk to us about why you chose Intuitive Machines for your de-SPAC margin.

Mike Blitzer, Co-CEO of Inflection Point Acquisition Corp. (00:04:28):

Thanks Steve, and thanks to all the analysts for joining us this morning. Next slide please. Next slide. Inflection Point is excited to be partnering with the Intuitive Machines team in bringing it public at what we think is a critical point in the company’s and industry’s growth trajectory. The sponsor is supporting the transaction with a […] million-dollar commitment in the form of both a guaranteed role of our trust as well as an anchor investment in the announced pipe. This investment will fund the company’s business plan to profitability and de-risk its capitalization. I want to begin today by discussing some of the investment highlights. Next slide. Please

Ujjal Basu Roy (00:05:35):

Give me a couple of seconds here. Technology, apologies.

Kam Ghaffarian, Co-Founder, Executive Chairman of Intuitive Machines (00:06:01):

Ujjal just go to the PowerPoint and just click on that page. It’s okay, it doesn’t have to be on the power point view.

Ujjal Basu Roy (00:06:01)

Understood.

Mike Blitzer (00:06:13):

In the meantime, I’ll start with the investment highlights as we get the investment highlight page up. First from the sponsor’s perspective, we’re confident we have an industry leading management team who you’ll hear from shortly. This of course starts with Kam whose track record as an entrepreneur and visionary in the space industry and beyond is among the best. A decade ago KAM partnered with NASA executives such as Steve Altemus, who is the deputy director of the Johnson Center at NASA, as well as leading engineers and technologists like Dr. Tim Crane, to found what has become the preeminent company in moon development and exploration. We at Inflection Point have followed closely the incredible journey of Kam and his team for many years and are excited to be partnering with them to fund this critical stage of growth. Second, some details on this growth. The company has had a three-year revenue CAGR of more than a hundred percent and a strong backlog of existing contracts in place.

(00:07:21):

Based on this pipeline of competitive bids and industry leading historical win rate, including awards for three of the seven CLPS moon missions awarded to date by NASA, revenues are forecast to grow more than sevenfold between 2022 and 2024 from around 90 million to 700 million. Third, this growth is supported by an extremely large market. Intuitive Machines has established a highly defensible scalable technology position to win contracts to provide lunar support, landing and data relay services to both government and commercial markets. The company’s markets in total represent an approximately 120 billion opportunity over the next decade. The underpinning of which is NASA’s 90 billion plus Artemis Initiative aiming to return humans to the moon and beyond. We believe this first mover advantage will position IM to be a leader in future defense and commercial businesses such as lunar habitation and transportation, power services and ultimately highly valuable resource extraction.

(00:08:42):

Fourth, this market is considered imperative for national security and encompasses Department of Defense and Space Force priorities of lunar access and exploration. These priorities have strong bipartisan support as the US government looks to counter Chinese and Russian space influence. The strategic partnership is expected to culminate in the first quarter, as well as the closing of this transaction, when IM will represent the United States first return to the surface of the moon since the last Apollo mission more than 50 years ago. Lastly, the financial investment case is an extremely strong one and underpins our investment thesis. Intuitive represents an asymmetrical risk profile owing to its resilient, non-cyclical business and significant long-term revenue visibility through its long cycle contracting process. The company is on the cusp of profitability and is being brought public at an attractive valuation of less than three times next year’s revenue and approximately one times 2024 revenue. This is attractive not only on absolute terms but a very large discount to nearly all public peer companies, most of which do not have IM’s positioning or scale of existing revenue. I’m now pleased to turn things over to Kam who will give more detail on the company’s vision within the broader space market.

Kam Ghaffarian (00:10:19):

Michael, thank you and good morning to everyone. I’m delighted to be part of this conversation. Let me just start by just showing you the image behind me, the background. As you can see, you can see the earth, the moon, Mars and we are going to interstellar. See for long time my belief is that the ultimate destiny for humanity is to go to stars. Okay, interstellar travel for humanity to go to stars. With this vision, I have over 40 years of experience working in many space programs supporting NASA programs. My previous company, which was second largest engineering services provider to NASA, we supported many programs that looked at the cosmos as well as engineering support, human space, flight and so on, so forth. So I really believe in order for us ultimately to go to stars, we’ve got to start with Orbit and that’s why I founded Axiom Space in 2016 where we are building the first private commercial space station. And me and Steve Altemus, along with Tim Crane founded Intuitive Machine really, which is connecting very deeply to our DNA for all three of us to basically have create this lunar economy, a new ecosystem, being able to build this moon lands that lands on the surface of the moon and all the technologies that make all of that enabled.

(00:12:02):

It’s not just for us landing on the surface of the moon and have series of moon land, it is really a lot more than that. It’s really having revenue from the space from earth to the moon and beyond. So I’m really excited to be part of this organization. I just want to tell you a little bit about why I think this is an incredible investment. I mean there are many other companies that really power point engineering, we actually have contracts as Mike discussed, we have revenue, long term contracts, revenue and we have profitability as well. And I also believe that there is this huge total addressable market that is growing by leaps and bounds. As you know, Chinese have built their own space station and I think we are in a second round of a space race and I believe IM is a pioneer in being in the first mover advantage, growing that marketplace all the way from the earth to the moon and in the assist lunar economy.

(00:13:11):

The other thing I wanted to also share with you is that at SGT, which was my first company, we had developed a business development engine where our wind ratio dollars bid versus dollars won in government contract was about 80%, which is about four times industry average. Since then the last four years I have increased that win probability to a win ratio to a hundred percent on 15 billion worth of jobs that we bid. That’s a significant strength for Intuitive Machine in terms of bidding and winning many contracts in the future. And like Mike indicated, we have won three moon lander projects and in the process of also building more. So I’m really excited to be part of this organization with a truly a world class team and I think this organization are going to have a huge success and I am a hundred percent behind it.

(00:14:15):

The companies that I mentioned, one is Axiom Space, the other one is X-energy. In fact, X-energy has a joint venture with Intuitive Machine and we announced the day before yesterday that we’re going public as well as closing around. And the joint venture that we have, we are building basically fission surface power on the surface of the moon. So all these companies I’ve created, it’s really all sort of toward the ultimate destination of humans going to stars. Also a non-profit organization called Limitless Space Institute where we are studying basically actually engines that can go faster than speed of light and being able to inspire the next generation to think beyond the solar system and going to the stars. With that, I appreciate very much and I hand it over to my colleague and our CEO Steve Altemus.

Steve Altemus (00:15:15):

Thank you Kam, I appreciate it. Your words and your vision as always, and to the analysts listening today, thank you very much for attending. I want to tell you some specifics about Intuitive Machines, but before I do, I want, we talked a little bit about, and you’ve seen in the news the Artemis program and United States return to the moon as upon us. Let me play a brief video of the Artemis program and what it means and the kind of systems that we’re talking about flying to the moon and then where Intuitive Machines fits in this whole Artemis initiative. Go ahead. If you could play that video for

*Beginning of video*

Speaker 7 (00:15:53):

Us. Intuitive Machines was an idea scribbled on a napkin to create a think tank that solves human’s toughest problems using human face flight techniques, engineering methodologies, processes. And from that napkin sketch we formed Intuitive Machines. In 2017, the National Space Council established space policy directed form, which was to return the United States for Intuitive Machines. That meant first time in history a US commercial company could build the infrastructure and the program to land softly on the Nova Control is go for launch. NASA has awarded Intuitive Machines three lunar missions, more than any other contract, beginning with our first mission to, in the first quarter of I machines lays the foundation for the return of astronauts to the surface of the room. In addition, it allows Intuitive Machines to cultivate a commercial business lunar space at Intuitive Machines. Competitive advantage is in our advanced technologies which enable our flights to the moon and extend across our four business units. Lunar access services, lunar data, network services, orbital services and space products and infrastructure. From the beginning in Intuitive Machines was about solving humanity’s greatest challenge. Returning United States to the moon for the first time in 50 years and opening up a cis-lunar economy is what this company’s all about. This compliment of business lines is what will help us achieve that.

*End of video*

Steve Altemus (00:17:33):

All right, well another interesting video here. I didn’t quite get the Artemis video, but let’s go into the vision of the company, Ujjal. Yeah, go back one if you could.

(00:17:50):

Well, we’ll stay here. Our vision for the Here you go. Basically, Intuitive Machines is a diversified space exploration company and what we’re doing is supporting with a focus on establishing cis-lunar infrastructure to support a sustained human presence on the moon. So today what Intuitive Machines is doing is really the precursor mission or the precursor missions for science and discovery on the surface of the moon to land softly on the moon, establish communications around the moon, establish navigation services around the moon, and then enable the information, the scientific data, the engineering technology demonstrations that allow NASA and enabled NASA to put sustained human presence in place on the moon. And so while today we’re servicing NASA in a series of commercial customers and international customers, tomorrow there’s a whole diverse set of revenue streams that we’re going to, you’ll see take shape as we land as like an expeditionary force to first land softly establish comms, navigation and then heavy cargo and logistics. And so that’s really the vision of this company. I’ll talk to you about the traction we’ve gained and then how we actually implement that in our four business units. Next chart please.

(00:19:15):

So we’ve gotten quite a bit of traction so far. Intuitive Machines, as you’ve seen from some of the videos, is a first mover and a pioneer as Kam said in establishing the cis-lunar infrastructure and commercializing cislunar space, which is beyond geosynchronous orbit in and around the moon cis-lunar space, how we call it. We’ve got the first mission to the moon for the United States first return to the moon in 50 years. We just had the anniversary of Apollo 17 when Gene Cernan stepped off the surface of the moon. We’re now returning back there with the first landed mission autonomous robotic mission precursor mission, but we’re doing it as a company and not a government. That’s the first ever. In addition, we’ll be landing on the south pole of the moon, which has never been done before by any government or any company. And that’s our first mission scheduled in the first quarter of 2023.

(00:20:10):

We’ve got three missions with NASA so far, we’ve been validated as a company that can do that with the right technologies. Our technologies have been validated in a competitive environment and due diligence on our technologies have been done by NASA, which is probably the highest bar set for technological achievement and scrutiny of our technologies. I’ll talk a little bit more about our statistics. We’re approaching a hundred million in revenue. We’ve got a robust pipeline of nearly 4 billion of opportunity. And with the strength of our capture process that Kam talked about we’re we have a clear line of sight of revenue for 2023 and 2024, with actual scheduled procurements that we can map to. And so incredible transparency towards our operations pipeline of opportunities. We’ve signed contracts for nearly 370 million and that says of September of this year. And we’re continue to win throughout the balance of the fourth quarter.

(00:21:12):

We’ve been growing the company over a hundred percent compound annual growth rate year after year since 2018. And now we we’re implementing a commercial mission, mission four to fly in early 2025. So we’re, we’ve got quite a degree of traction and like I said, the underpinnings of that of the company is really in technology. And so what I thought we’d do here is I wanted to introduce Dr. Tim Crane, our chief technology officer, to talk just briefly about the technology platforms that we’ve created that enable us to build this deep and wide moat around the business and overcome the barriers to entry for lunar access. So Tim, can you talk briefly about…

Tim Crain, Co-Founder, Chief Technology Officer, Intuitive Machines (00:21:56):

Yeah, thanks Steve. These are really the show pieces of our technology portfolio. The ones you see of the top four from our service mobility to our propulsion systems, our optical nav capabilities and our lunar communications. Those were necessary for us to achieve our first capabilities and they were necessary for performance reasons. They were necessary for cost and supply chain. So we have control over these technologies which enable not only our initial forays with the first three missions and with our communication satellites around the moon, but they’re scalable. With our systems we will be able to move from the initial Nova-C lander to a lander that really begins to do habitat logistics and large infrastructure projects on the moon. And that’s something our competitors don’t have. We’re quite pleased with that. When you move into the RPO and capture and the entry and landing at the bottom, those are technologies that we’re developing looking forward into adjacent parts of the cislunar economy.

(00:22:58):

And Steve will talk a little bit about those business lines and opportunities in a bit. And one of the key things about our technology portfolio, not only do we have the knowhow to implement these, but our decisions on where to go after technology are based in a deep knowledge of where the risks are. There are a lot of other technologies we could have pursued, but we knew that the juice just wasn’t worth the squeeze in those cases and the risks were high. Not only these technologies ones that we can do and separate us from the field, but they’re low risk and in implementation as Steve said, with critical roles in our contracts adjudicated by NASA in a competitive environment to date.

Steve Altemus (00:23:42):

Okay, thank you Tim.. Can we go on the next chart please? So let me just talk a little bit about our management team, just an incredible team. You’ve met Dr. Kam Ghaffarian and our co-founder myself, Steve Altemus, president, CEO and founder, and then Dr. Tim Crane, our chief technology officer. Kam has the business acumen and serial entrepreneur, a successful serial entrepreneur that’s built a multi-billion dollar enterprise in commercial space stations and nuclear reactors and in returning the United States to the moon. So incredible demonstrated success. And then myself with a quarter century or 25 years at NASA leading human space flight architectures, leading human space flight engineering, and at the senior leadership of Johnson Space Center for NASA for nearly a decade. So these ideas of trying to develop technology roadmaps and set the course for how you would open up a cislunar economy are part of the natural occurrence from working in the government and then coming into the private sector.

(00:24:56):

And then Dr. Tim Crane, who’s a national fellow in guidance, navigation and control has actually a great add to the company and the ability for the United States to land on Mars are in large part due to the algorithms that Tim developed as his dissertation in PhD for landing on Mars and they’re still in use today. So just an incredible founding group with a great strong partnership that’s been in existence since 2013. You’ll meet Erik Sallee, who’s our chief financial officer and he’ll give you a rundown of our financials in the transaction today. And Erik has a wide array of experience in big aerospace, including Raytheon as a division CFO and then at Blue Origin most recently as their lead comptroller. And we bring him in to lead this effort back to going public as a company (00:25:50):

Some of the other folks in the company, the executives really, Trent Martin is our vice president of Lunar access and Trent brings a wealth of experience in delivering highly technical payloads into orbit. One example might be the alpha magnetic spectrometer where Trent Martin actually led that effort with Noble Laureate Samuel Ting and actually that took not only technical prowess but political savvy in extending the space shuttle program by an extra flight to get that alpha magnetic spectrometer on board and up to International Space Station. And it’s collecting world class data today on dark energy. So we’re pleased to have Trent leading our lunar access program. Jack Fisher US astronaut, Space Station astronaut, F 22 test pilot and Vice Commander Riva Air Force Base and initial architect of the Space Force with General Raymond. Just a great addition to the team in terms of our penetration into strategic programs within the Space Force. And another highlight I’d bring up is Pete McGrath, who’s our vice president of the business development who led Boeing space and defense business development for nearly, well his career there was 30 years or so. But his capture budget was on the order of 4 billion annually. And so Pete’s ability to develop, capture strategies and compose very complex proposals to a multibillion dollar offerings is a great addition for scaling this company. So just a great team as a few that I wanted to highlight and give you exposure to. Next chart.

(00:27:33):

So the market itself, what’s the dynamic going back to the moon, why now? > You saw NASA fly it’s Artemis mission and Orion mission around the moon and it’s going to land in on Sunday and splash down, but we’re in a rare moment in history. Basically in the 2017 2018 timeframe, the National Space Council and the National Security Council declared that the moon was of strategic interest and that means that it is an area that the government needs to spend some dollars on to keep the United States out in front. There’s a geopolitical circumstance that said China was making unmatched progress on returning to the moon and putting humans on the south pole of the moon in a research station there. And it caught the attention of the executive branch. And so therefore they established a policy to essentially let civil space be the point of the spear and ignite the US economy to show that our technical prowess a US economy could land easily on the surface of the moon and we should return with humans in a sustainable way.

(00:28:41):

So NASA took the torch and set up the commercial lunar payload service program, which is embedded underneath the Artemis Initiative or the Artemis program, which returns humans. And these are the precursor missions that NASA buys as infrastructure and buys the service to take payloads to the surface and return the data back to earth and back to NASA. So they’re instigating the economy to see how many companies can actually help to move us out towards the moon. The Office of Space Commerce determined that we should use nontraditional procurements. And so this idea of public private partnerships and nontraditional procurements where you use public dollars and you extend the federal dollar with private capital was a way to move faster and be more competitive. And so that policy and that initiative has extended across two presidential administrations. Administrations that are typically polarized on other issues have now come together to say that the moon is of strategic interest and that’s where we pivoted the company in 2018 to take advantage of our DNA as NASA expats and human space flight engineering to apply our talents and skills to accomplish just what the United States government needs. Let’s go to the next chart.

(00:30:07):

So China as Kam indicated that the 21st century space race is currently underway, and you see China just briefly I’ll mention walking up in a very deliberate way to establish capability at the moon. They’ve been land orbiting, landing roving and bringing samples back from the moon since 2007 up to today. And their plans are for landing a research station on the south pole of the moon. So it’s very important that the United States accelerates its space program back to the moon so that we can, as a democratic society, set the norms and behaviors in space. Next chart. So let me talk about the Artemis program itself and what that means and where Intuitive Machines plays as this is the jumping off point for this business. Next chart please. So the Artemis program is made up really of four major programs or initiatives for budget line items in the NASA budget.

(00:31:07):

There’s a science line item, which under that is the commercial lunar payload service program. That’s the 2.6 billion multi-award contract that allows vendors once they compete to sit at the table and bid on these task orders to take a groupings of scientific payloads and engineering payloads to the moon and return the data to NASA. The next, this is where Intuitive Machines has gotten its three missions validated by NASA and this is where we’ve started lunar access. Space technology, there’s a lunar surface innovation initiative, over 370 million there, where out of the space technology mission directorate to develop engineering solutions for problems that are going to be needed to be solved for sustained human presence on the moon. We’ve been very successful in this proposal efforts and capture efforts and we’ve won over 65 million worth of tipping point technologies engineering demonstrations for extreme mobility and communications in and around the moon.

(00:32:15):

The other two areas are the gateway under human exploration and the Artemis program proper. There’s over $900 million already let for power propulsion element and a habitat logistics element, which is an orbiting platform around the moon that a near retrograde orbit that’s out of the gravity well and some of those contracts have been let already and Intuitive Machines will play in the return elements of the gateway in the future. For the Artemis program, you saw the SLS launch and the Orion spacecraft fly around the moon and it’s returning on Sunday. There’s also the human lander, which those proposals just went in industry I think this week. And you’ll see, and you see now that the lunar terrain vehicle, the human rover proposal or RFPs have dropped and the new space suit has been issued, which is to develop a lunar space suit. Intuitive Machines was notified that it’s on the winning team for the development of the lunar space suit.

(00:33:17):

So that’s a recent award that we’ve received and then also teamed with a big aerospace prime to deliver the LTV to the surface of the moon in that procurement. So we’re making traction across all of the elements of the Artem program. Next chart. The accessible total addressable market for Intuitive Machines. If you look at the space market, it’s arguably 1 to 3 trillion over the next 10 years, but the piece that Intuitive Machines has direct applicability to, is in lunar services and orbital services. So in lunar services there’s nearly 105 billion of the next state or nine years in crude access, infrastructure, science and technology, robotics, communications, Intuitive Machines plays in all that sector, that whole market is available to us. And then in orbital services, that’s the market that actually manipulates satellites, raises their orbit, lowers their orbit, refuels them, repairs them, or delivers satellites to specialized orbits.

(00:34:29):

That emerging market is roughly 14 billion over the next eight years or so. But what’s interesting, these 120 billion markets over the next decade is underpinned by these large end markets of space exploration and national security space and the commercial satellites that need to be serviced. And so we know there are customers for these services moving forward and it’s only going to grow. Next chart. Just this chart gives you a representation of the kinds of systems that we’re talking about, just a visualization of what an autonomous robotic lander looks like. This is a Nova-C on the upper left, what a communications constellation around the moon might look like, what a lunar terrain vehicle might look like and what a, Kam talked about a fission surface reactor that we’re designing for Department of Energy in NASA, how that would look on the surface of the moon. So let’s go to the next chart.

(00:35:29):

So how do we implement that business? We implement that business in four business units. It’s the way we do have the most traction in lunar access services and that’s the ability to land softly on the moon. We’ve gotten three missions, like we said, first mover in this area to land softly with our Nova- C. We are adding and bidding on missions now that take heavier cargo, heavier scientific missions with our Nova-D lander in that area. We see this, we’re very competitive here and leading the pack in returning to the moon and landing. Lunar data services is the next business unit and as a result of establishing a lunar program to fly to the moon, you have to communicate to and from the moon. And so Intuitive Machines built its own lunar distance communications network with radio astronomy dishes from around the world that we’ve repurposed for the purposes of our mission where we put our base band unit or gateway at the base of the transceiver and bring all the data back or send the data out via that base band unit back to mission control or up to our lander.

(00:36:39):

That is a first of a kind that has actually set us up to provide commercial services to NASA and Space Force for lunar distance communications. The next business unit is orbital services and that’s to deploy satellites in the geo around the moon and back to geosynchronous orbit or to low lunar orbit or highly elliptical orbits. It’s to be able to maneuver satellites and repair them. And we’ll talk a little bit more about how we’re getting our jumpstart in orbital services on the next few slides. And finally, space products and infrastructure. This is where we do all of our high-end engineering consulting back to NASA and big aerospace to provide engineering services to them as well as sell all our derivative products that have come out of developing a lunar program. So that’s engines and engine igniters and injectors and valves and RCS jets, navigation pods, and all of those space systems we can sell there.

(00:37:37):

In addition, this is where we do the fission surface reactor development or design. We will bid on the development actually next year when that procurement comes out, which is a 1.5 billion procurement and also where we’ll do the spacesuit development with Axiom Space in the lunar spacesuit development. So those are the four business units. Next chart, let me dive into each one just a little bit more. In lunar access in particular, we’ve gotten quite a bit of traction in this business unit alone, we’ve gotten 300, over 300 million of total bookings. The majority of that has been through the CLPS program or commercial lunar pay service program, the Tipping Point technology program. I said 65 million. We’re also seeing an emerging customer base in commercial payloads. You saw the video in the beginning of the presentation of Columbia Sportswear and how we’ve partnered with them to do engineering, technology development and sponsorship of our lunar mission.

(00:38:39):

So very interesting market developing. Back in 2018 there were no lunar landers being developed or no programs to go to the moon and now there’s over a dozen companies vying for ability to fly to the moon or deliver services and systems for lunar access. And now we’re seeing commercial payloads and commercial companies interested in going to the moon. One of the competitive advantages we have in this lunar access is the diversification of revenue that we’ve got in how we fly these missions, which is unique to Intuitive Machines and not done by other vendors in this pool of vendors competing. We buy the whole SpaceX rocket, we fly a 2000 kilogram lander. We charge for landed payloads to the surface. We also attach the lander to what they call an ESPA ring, which is a payload adapter where we can fly ride payloads and drop satellites off on our way to the moon.

(00:39:42):

And we’ve seen, this is where the commercial market really wants to go first, is to fly satellites out into deep space or put them around the moon or fly them in around the moon and then back towards earth. So we’re gaining traction in that area and so far missions one, two and three are sold out in this rideshare area. Once we land on the moon, we’ve developed extreme mobility concepts a rover and actually a hopper we call it, which is a rocket propelled drone, and we can charge for payloads on those mobile ability platforms. So one commercial endeavor is to fly 4G LTE cellular communications technology on a rover and demonstrate that it works at on the lunar surface. And so all of these we can charge at different price points and diversify our customer base. So it’s been very successful so far. The next chart, just to give you a sense of when we’re flying and that this is upon us.

(00:40:48):

Our first mission will be at the end of quarter one, and this is just been recently redirected by NASA to the South Pole. The second mission will be in the fourth quarter of 2023. Again, a south pole mission. This is where we’ll fly the hopper and the rover and test our LTE technology and actually hop into a permanently shadowed crater. In this mission, we’ll actually drill for water ice on the south pole and determine how much water might be there as a precursor to subsequent mass emissions. And then our third mission is in April of 2024 and we’ll deploy there five different rovers, jet propulsion, laboratory rovers and we’ll, and we’ll study the magnetic swirl anomalies at a mid-latitude at the moon. So very interesting NASA validated missions. The fourth mission we have here, we could call it IM four, but I think we’ve renamed it to IMC one, which is a first fully commercial mission.

(00:41:50):

We already have commercial customers here and we plan to fly that in quarter one or two of 2025. So the importance of this slide is to demonstrate to the community, the commercial community that we have an annual cadence of missions essentially and they can predict and plan for when to fly and when to manifest on what mission and so we can create a backlog of work for lunar access. And so far that stability is what the science community was looking for, what the commercial community’s looking for and what the international partners are looking for. Next chart. Let’s skip this one and go to the next one here. Next one’s lunar communication or lunar data services. It’s made up of three or four essential pieces you’re seeing us today and conduct this analyst call from Nova Control, our mission control in Houston, Texas. What you see here is - this Nova Control center builds all the software, the displays, the tools.

(00:42:49):

We actually do training in here to conduct our missions. This is where the signals are sent from in Houston, to our spacecraft through the radio astronomy dishes that we have contracted with our lunar data network. That’s the second element in the middle. Those dishes, we have I believe eight dishes now in six different locations around the world and so that we can track 24 hours a day, seven days a week out in the space at lunar distance. These are large aperture dishes on the order of 18 to 64 meters in diameter. And this lets us pick up the weak signals as we travel further and further out in the space. This is the only commercial lunar distance network in place today and what we’re seeing is even from the Artemis mission that there were periods where the deep space network, NASA’s deep space network, was overtaxed by trying to conduct both the Artemis mission and the James Webspace Telescope needs for down link.

(00:43:47):

So Intuitive Machines offered its services to provide communication data services to NASA for the Artemis mission and we delivered data to them or plan to do that by the weekend. We’ve done multiple passes or eight passes with one more to go. And then finally, in the future on mission two and mission three, we have contracted to deploy our first two data relay satellites to provide a constellation of up to five satellites around the moon. This gives us not only 24/7 coverage from earth to this line of sight to the moon, but also 360 degree coverage around the moon. The data relay satellites in conjunction with our ground network and our mission control is a complete capability that we can offer commercially to NASA and to Space Force in addition to the satellites around the moon that provide data relay our goal and our investment as results of this transaction and the proceeds that come from it are to establish position navigation and timing or navigation services around the moon. And so this has been an offshoot of lunar access that we’ve been opportunistic about and is growing as a fantastic business. Next chart and go to the next one please.

(00:45:08):

We talked briefly about orbital services and we’re incubating this business unit primarily to take on the space force work, maybe some classified work in this realm, but what we started with is we have mechanisms and robotics technologies to rendezvous with satellites and to capture tech satellites and interact with them. We have navigation schemes and technologies that actually allow us to rendezvous and capture satellites and so we’ve gotten some small contracts to start that, but our major effort is a prime contract to pursue servicing of the Landsat 7 Satellite servicing mission at Goddard Space Flight Center. That’s between Noah and NASA. And as a result, we’ve submitted that proposal that’s over a 700 million dollar prime proposal that we expect an award in the March timeframe and that will position us to give the company Intuitive Machines, the heft and the pedigree and the qualifications to touch multi-billion dollar satellites moving forward.

(00:46:12):

That puts us in a competitive environment to capture some of this orbital services market. That’s the strategy for incubating this business unit. Next chart. Next chart is really the space products. Next one please. This chart is really space products and infrastructure and this, like I said, is where we’re doing the lunar spacesuit development. This is where we’re doing the lunar terrain vehicle or the big human rover. This is we’ll do the reactor development. It’s also where we sell navigation systems, propulsion systems and rendezvous systems and do our engineering services. And you’ll see this growing with quite a bit of traction. We’ve recently won and we’re rewarded the Johnson Space Center Engineering and Technical Services contract, a portion of that, and we’ve also won the advanced lunar spacesuit development recently since we recorded these numbers. So we’re making great traction in this business unit. Next chart.

(00:47:11):

So Erik Sallee is going to talk about the financial transaction here briefly. I just wanted to touch on of the four business units and the traction we’ve gotten, the proceeds from this transaction will fully fund the business to profitability in 2025. It actually gives us investments in the technologies we need to unlock significant revenue streams in each of the business units. Tim talked a little bit about the heavier lander, the Nova-D, where we can take anywhere from 750 kilograms of payload to five metric tons of payload to the surface. We’ve been developing that cargo lander and that’s a growth in the lunar access. We’ve developed, I talked to you about purchasing two communication satellites, we’d like to purchase the balance of the constellation, which makes it five satellites to give us a complete capability that’s part of the proceeds investment into the company. Also survive the night technology is very critical.

(00:48:14):

That’s the ability to keep the lander and the payloads warm on the surface. In the cold of night, the moon is 14 days in sunlight and 14 earth days in darkness and in darkness the temperature plummets to 250 degrees Fahrenheit, minus 250 degrees Fahrenheit and that freezes over the lander. What we want to do is in was is fly some radioisotope heater units or radioactive thermal generators that can actually provide some heat and some electricity to our lander to keep it alive and operating through the night. That allows us to extend the life of payloads. It allows us to extend the amount of data needed from those payloads and therefore grows both the lunar access business unit in terms of revenue and also the lunar data services business in terms of revenue. The last two are really forward-looking investments to where we want to do in terms of returning lunar samples. So, earth entry capability. We’re currently working with Langley Research Center on a capability there in a public private partnership. And then the robotics to grab, and grapple satellites for orbital services as well as excavators to scoop and gather lunar samples and bring those back to earth. So we have a very specific technology infusion roadmap ahead of us that unlocks and accelerates our growth in 2024 and beyond. Next.

(00:49:43):

So for the transaction overview and financials, I’d like to pass it to Erik Sallee, our CFO.

Erik Sallee, Chief Financial Officer, Intuitive Machines (00:49:51):

Thanks a lot, Steve. Good morning everybody. Pleasure to have you all here today. As you can see, this is the transaction overview. I’m assuming most of you are familiar with it at this point, but some of the highlights, as Mike said at the beginning, the transaction we think is transaction is priced at $2.7 2023 revenue, which we’ll compare against the market comps and an upcoming slide. We have up to 430 million in proceeds, but high deal certainty from our reasonable cash needs, which are on the pro form of P&L in a couple slides of only about 105 million gross. We already have 55 million committed from sponsors and founders, which is a great start towards that. Also, there’s no money being taken out of the company, no secondary proceeds. All the proceeds go fully towards growth capital.

(00:50:39):

This slide obviously highlights our historical revenue. The takeaway here is the market validation we’ve received over the past four years when we pivoted the company to cis-lunar and customer demand for that segment started materializing, which I think is important to note for people that we’ve achieved this growth within this market segment, which I think has been under the radar to some extent, but we clearly have experienced the growth in this market and we see it continuing in line with some of the TAM slides Steve showed earlier. We’ve a hundred percent CAGR since 2018 with almost 73 million in 2021 revenue. So you can see we’re a market leader in an area in the early stages of significant growth and our trailing revenue does compare favorably with many companies when they were at a similar stage.

(00:51:26):

This breaks down the revenue forecast by business area moving forward. Obviously, all of 2022 revenues in backlog. The diversification of our revenue streams moving forward we think offers a lower risk profile for achieving these project projections overall. These projections are based on probability weighted forecasts of identified opportunities with both upside and downside. This does not represent a best-case scenario. You can see our growth is primarily facilitated through larger payloads, larger data requirements and moves into adjacent markets as an established and trusted technical leader in new space based on a successful mission track record in 2023. Just to highlight some of the ways in which we’re growing for 2023, you see our us continuing to win CLPS missions consistent with our historical win rate on that program. We’re continuing to project additional commercial missions consistent with what we’ve seen previously.

(00:52:29):

In lunar data services. the majority of that market penetration is coming from a specific opportunity that we’re currently writing the proposal for out of the NASA Goddard Center with a timeline in accordance with revenues in 23. For the orbital services the market penetration being generated there is primarily from the contract that we’ve already submitted a bid for with the, that’s expected to be awarded in Q1 of next year, which Steve talked about. And for space products and services, the revenue there is again, the market penetration there, is again mostly derived through the space suit contract, which we’ve been informed. we’re on the winning team for the FSP contract, which we won one of three excuse study contracts for that already. And then other services contracts and different support contracts which we’ve either contracted or are in the process of bidding. So just wanted to highlight some of the sort of line of sight into the market penetration into the new business areas where that’s coming from to give more detail behind some of the transparency Steve said earlier that we had trying to provide that for you all.

(00:53:43):

On this next slide, obviously this is the pro form of P&L. Well, one of the things I’ll start off with talking is about is we’ve made some proactive changes to our plan that prioritize profitability in 2022 and do push some revenues into 23 that we’d like to share with you. So we see EBITDA coming in 10 million better than we’d originally an anticipated, mainly related to our approach with R&D expenses in 22. We had three main drivers of R&D this year. The first was design of our Nova-D mid-class lander. With this, we experienced efficiencies with regard to design maturation and we also performed some of the activities as part of proposal expenses in response to a customer request for proposal that validates our view of customer demand for mid-class landers, the larger payloads materializing in 2023.

(00:54:38):

In relation to our earth entry efforts and survive the night we uncovered our potential to work in a public private partnership to fund these efforts which we are pursuing in order to offset development costs and accelerate customer adoption. Should these partnerships be unsuccessful, we will need to move forward with R&DR&D to mature these technologies. We have left these amounts in our R&D projections for 23 in order to be conservative. We were also approached by our NASA customer to shift the landing site for our first mission to the South Pole. Obviously Steve talked about the strategic and geopolitical significance of that earlier, so I think that’s very important to note. As I said, it was an important ask and we wanted to accommodate this significant change for our most important customer in order to best support their overall Artemis initiative, which has the South Bowls a key focus. This also offered us the opportunity to improve profitability in 22.

(00:55:30):

Strategically, this means the IM Nova-C if successful will be the first spacecraft in human history to ever visit the lunar South Pole. As a result of this change. We also made the decision in conjunction with our customer to move the projected launch date of IM-2 to Q4 2023. As Steve mentioned earlier, this was in order to deconflict the mission timing. This had the effect of moving about 5.8 million of revenue associated with IM-2 , the second mission from 22 to 23, but importantly, it was favorable to 22 profitability due to favorable margin on the modification for the first contract to change the landing site to the South Pole. Additionally, we did experience some development challenges in relation to the first mission. Earlier in the quarter with the, we had the option to implement a low cost solution that did not address root cause and left technical debt for subsequent missions.

(00:56:24):

Instead, we chose a more robust solution that addresses root cause and retires technical debt for future missions. This increased our overall cost for the first mission and it resulted in a 3.5 million reduction to 22 revenue. However, importantly, our mission one schedule remains consistent with our previous timeline. And the reason we made this decision is we were also carrying costs related to these development risks on the second, third and subsequent missions. But our decision to implement more robust solution now allowed us to retire these development risk on future missions, which was favorable to 22 gross margin. We, and we did, I’ll note recently past acceptance testing that validated our approach was successful, which the team was very happy about. Another important part of our business model that Steve mentioned earlier, we had a video about one of our partners is secondary payload and ride share customers.

(00:57:18):

This is where some of our commercial revenue comes from and it’s important part of our business model to ensure each mission is at capacity, essentially sold out just like an airline. We’ve been pleased with the early adoption we have seen from customers resulting in several firm contracts for ride share and land and payloads in addition to our anchor NASA CLPS customer. However, due to the nature of these contracts, some of the revenue that was previously forecast to be recognized over time was determined to be recognized at a point in time at launch. This resulted in a 3.7 million reduction to 22 revenue. All of it associated with the second mission, meaning this will all be recognized at launch of IM-2 in 2023. We’ve also revalidated that future ride share revenues are consistent with the appropriate revenue recognition methodologies. Lastly, in order to secure favorable margin, we extended the timeline for contract definitization on a key contract within our space products and infrastructure segment.

(00:58:16):

This resulted in, resulted in a reduction of 22 revenue of 1 million, but ensures margin for this contract will be in line with our projections going forward. That contract is now signed and as you can see, we’ve obviously updated, increased our 2023 revenue projecting to 300 million based on the shift of the IM-2 revenue and the other effects that I’ve talked about. And as I said, we’re maintaining gross margin and EBITDAs improved in 22 and then for 23 below the revenue number at the bottom line, some minor effects from the shifts in some of the operational developments that I’ve talked about. I think the key takeaway here is our overall is our investment peaks in 23 and 24 with positive free cash flow starting in 2025. The delta between gross profit and EBITDA, as well as cash burn, are mostly driven by discretionary investments in R&D, which retire development risk and are accretive to margin moving forward. As we have always done, we will continually evaluate our investment decisions to ensure they align with market demand and meet appropriate return thresholds. Our working capital need is relatively light and we are not an overly CapEx intensive business. The margin improvements you see are driven through pricing power from successful landing retirement of development costs, commercial contracting terms, and a move into services-oriented business lines such as communications, which are asset utilization models with good margins improving mix.

(00:59:55):

So, this gives more detail into line of sight on revenue projections. As I stated previously, 2022 revenues in backlog. In 2023 the 118 million near term is mostly funded government programs with either bid submitted or RFPs expected, such as for the NASA lunar data IDIQ and CLPS. And again, I just will be clear on this, this does mean another 300, 159 million of that 2023 revenue is contracted today.

(01:00:34):

This gives more insight into our probability waiting on the near term top line forecast. The numbers on this slide, the numbers on this slide are all bookings numbers. You can see that full value of 22 and 23 program capture efforts as well above our risk adjusted for forecast. For example, our 2023 bookings forecast to achieve the revenue projections presented is 1.6 billion, which is less than half the full value of just the top 10 programs we have listed in this slide for 2023 capture efforts that we’re going after. The takeaways that our projections are not one sided and in fact, as Steve mentioned, we’ve already been notified that we were on the winning team for the spacesuit contract. Moving on to our comp, you can see, as Mike mentioned earlier, they’re favorable with peers. I will note it’s difficult to find a direct comp in terms of what we do.

(01:01:26):

The company’s chosen range, the spectrum to include launch orbital services, space tourism, and traditional hardware providers. I think our diversification relative to many peers provides risk mitigation in an uncertain market environment. Overall, I think we have a healthy TAM and it will also note that SpaceX is not a direct competitor for IM like some of the others in this chart For 23, our 2.7x revenue is substantially less than the mean of 11 and compares favorably with others such as Rocket Lab and Planet, for example. For 24, a 1.1xrevenue is again well below the mean of four and compares favorably across the various sub sectors in the peer group.

(01:02:09):

This slide gives more detail on our revenue projections relative to peers. As I stated previously, the growth is supported by the bookings overview you saw on slide 33 and 34, which detailed the specific funded programs we are actively pursuing to generate these revenue projections. An example of a success in one of these programs that will generate the type of step function needed is the recent win on the vision and surface power phase one study contract, which we won this year. You can see we have aggressive growth, but realistic based on existing and material revenue streams with backlog, a clear pipeline for future business and a demonstrated ability to organically grow revenues, which will be accelerated with significant capital, for the first time and augmented by increased market power from a successful landing on our three existing customer missions. And with that, I’ll now turn it back over to Steve to summarize.

Steve Altemus (01:03:06):

All right, let’s see. I got it there. You good? All right, so just to recap and looking for some questions and to answer your questions if I could, but like I said, hopefully you understand that this is a national security imperative. The geopolitical environment is driving a strategic interest in the moon by the United States and Intuitive Machines is setting itself up to be a national asset for the United States. We’ve demonstrated that we’re a first mover, we’re generating significant revenue today with backlog. We’ve got a fantastic team and a port technology portfolio, including facilities in a supply chain that let us produce and operate lunar programs and end-to-end missions. We have significant upside potential, I believe you heard from Mike Blitzer and you heard from Erik too that the deal is priced right for this current market conditions and our enterprise value is reasonable again for the current market tradition conditions. So we’re very happy to make this offering in the public markets and look forward to your questions.

Additional Information and Where to Find It

In connection with the Business Combination with Intuitive Machines, Inflection Point has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines’ equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INFLECTION POINT AND INTUITIVE MACHINES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Intuitive Machines and the markets in which it operates, and Intuitive Machines’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the agreement and plan of merger or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.